Copa Holdings Announces Monthly Traffic Statistics for November 2011

PANAMA CITY, Dec. 8, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for November 2011:

Operating Data	November 2011	November 2010	% Change (YOY)	YTD 2011	YTD 2010	% Change (YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,161.0	957.7	21.2%	12,063.3	9,905.0	21.8%
RPM (mm) (2)	867.9	768.7	12.9%	9,221.2	7,597.3	21.4%
Load Factor (3)	74.8%	80.3%	-5.5p.p.	76.4%	76.7%	-0.3p.p.
International Service
ASM (mm) (1)	1,094.7	854.0	28.2%	11,158.0	8,755.7	27.4%
RPM (mm) (2)	814.4	691.9	17.7%	8,533.7	6,740.2	26.6%
Load Factor (3)	74.4%	81.0%	-6.6p.p.	76.5%	77.0%	-0.5p.p.
Domestic Service
ASM (mm) (1)	66.2	103.8	-36.2%	905.4	1,149.3	-21.2%
RPM (mm) (2)	53.5	76.8	-30.3%	687.5	857.1	-19.8%
Load Factor (3)	80.8%	74.0%	6.8p.p.	75.9%	74.6%	1.4p.p.

1.  Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

2.  Revenue passenger miles - represents the numbers of miles flown by revenue passengers

3.  Load factor  - represents the percentage of aircraft seating capacity that is actually utilized

For the month of November 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 12.9%, while capacity increased 21.2%. System load factor for November 2011 was 74.8%, a 5.5 percentage point decline when compared to November 2010.

International passenger traffic grew 17.7%, while capacity increased 28.2%. This resulted in a load factor of 74.4%, a 6.6 percentage point decrease when compared to November 2010. For the month, International capacity represented 94.3% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 30.3%, while capacity decreased 36.2%. As a result, domestic load factor for the month increased 6.8 percentage points to 80.8%. For the month, domestic capacity represented 5.7% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 73 aircraft: 47 Boeing 737NG aircraft and 26 EMBRAER-190s.

For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo, Panama, Director-Investor Relations, +011-(507) 304-2677